Exhibit 11.1

INTEGRAL SYSTEMS INC. AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended March 31,		Six Months Ended March 31,
	2004	2003	2004	2003
Numerator:
Net Income	$1,780,235	$1,484,754	$2,954,046	$2,334,562
Denominator:
Denominator for basic earnings per share-weighted-average shares	9,955,794	9,710,205	9,843,386	9,705,717
Effect of dilutive securities:
Employee stock options	120,616	48,070	134,430	45,355
Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	10,076,410	9,758,275	9,977,816	9,751,072
Basic earnings per share	$0.18	$0.15	$0.30	$0.24
Diluted earnings per share	$0.18	$0.15	$0.30	$0.24